Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					March 31,
	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest charges	$157,343	$133,598	$126,788	$149,780	$163,409	$155,762
Interest applicable to rentals	16,694	13,707	8,832	8,928	8,773	8,433

Total fixed charges, as defined	174,037	147,305	135,620	158,708	172,182	164,195

Preferred dividends, as defined (a)	6,485	6,991	6,444	5,969	6,514	5,256

Combined fixed charges and preferred dividends, as defined	$180,522	$154,296	$142,064	$164,677	$178,696	$169,451

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$63,895	$192,264	$206,497	$211,988	$192,779	$196,008
Add:
Income Taxes	24,249	108,288	110,270	107,067	123,701	125,571
Fixed charges as above	174,037	147,305	135,620	158,708	172,182	164,195

Total earnings, as defined	$262,181	$447,857	$452,387	$477,763	$488,662	$485,774

Ratio of earnings to fixed charges, as defined	1.51	3.04	3.34	3.01	2.84	2.96

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.45	2.90	3.18	2.90	2.73	2.87

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.